SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-26327

                           NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K   [  ] Form 10-KSB   [  ] Form 11-K   [  ] Form 20-F
             [  ] Form 10-Q   [X] Form 10-QSB    [  ] Form N-SAR

For Period Ended:           March 31, 2000
                  --------------------------------------------------------------

[  ]   Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[  ]   Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[  ]   Transition Report on Form 11-K

For the Transition Period Ended:

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify item(s) to which the notification relates:

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                         PART I. REGISTRANT INFORMATION

Full name of registrant                     SoftQuad Software, Ltd.
                        --------------------------------------------------------

Former name if applicable           The American Sports Machine, Inc.
                         -------------------------------------------------------

Address of principal executive office (Street and number)
                                                  161 Eglinton Avenue, Suite 400
                                                  ------------------------------

City, State and Zip Code     Toronto, Ontario M4P 1J5
                          ------------------------------------------------------

                         PART II. RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 10-KSB, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         On March 2, 2000, Registrant completed a merger which was accounted for as a reverse takeover transaction. Prior to such merger, Registrant had not engaged in a trade or business. As a result of the process of preparing and reviewing the financial information of Registrant after giving effect to the merger, Registrant is unable to file its Form 10-QSB for the quarter ended March 31, 2000 (the "10-QSB") on the prescribed due date without unreasonable effort or expense. Registrant will file its Form 10-QSB no later than the fifth calendar day following the prescribed due date.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

        David T. Adams                         (416)              544-3001
--------------------------------------------------------------------------------
        (Name)                              (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Sections 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                   [ X ] Yes           [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                    [    ] Yes          [ X ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             SoftQuad Software, Ltd.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:      May 15, 2000                 By:  /s/ David T. Adams
         ----------------------------        ------------------
                                             Name:  David T. Adams
                                             Title: Chief Operating Officer and
                                                    Chief Financial Officer